Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF DESIGNATIONS

OF

2.0% CUMULATIVE MANDATORILY CONVERTIBLE SERIES A PREFERRED STOCK

OF

VITAL ENERGY, INC.

Vital Energy, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies:

FIRST: By unanimous written consent of the Board of Directors of the Corporation on October 9, 2023, the Board of Directors duly adopted the following resolution amending Section 1(a) of the Corporation’s Certificate of Designations of 2.0% Cumulative Mandatorily Convertible Series A Preferred Stock by deleting Section 1(a) in its entirety and replacing it with the following:

“There shall be created from the 50,000,000 shares of preferred stock, par value $0.01 per share, of the Company authorized to be issued pursuant to the Certificate of Incorporation, a series of preferred stock, designated as the “2.0% Cumulative Mandatorily Convertible Series A Preferred Stock,” par value $0.01 per share, and the authorized number of shares for issuance of Series A Preferred Stock shall be 10,000,000. Shares of Series A Preferred Stock that are purchased or otherwise acquired by the Company, or that are converted into shares of Common Stock, shall be cancelled and shall revert to authorized but unissued shares of Series A Preferred Stock.”

SECOND: Stockholder approval of the amendment set forth below is not required under the Corporation’s Amended and Restated Certificate of Incorporation, as amended, or the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed on this day of November 3, 2023.

Vital Energy, Inc.

By:	/s/ Bryan J. Lemmerman

Name:	Bryan J. Lemmerman

Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Certificate of Amendment Certificate of Designations]